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              COUNTRYWIDE CREDIT INDUSTRIES, INC. AND SUBSIDIARIES
    EXHIBIT 12.2 - COMPUTATION OF THE RATIO OF EARNINGS TO NET FIXED CHARGES
                          (Dollar amounts in thousands)


The following table sets forth the ratio of earnings to net fixed charges of the Company for the five fiscal years ended February 28, 1994 computed by dividing net fixed charges (interest expense on debt other than to finance mortgage loan inventory plus interest element (one-third) of operating leases) into earnings (income before income taxes and net fixed charges).

                                     For Fiscal Years Ended February
                                                28(29),
                               1994      1993      1992      1991      1990
Net earnings                 $179,460  $140,073   $60,196   $22,311   $13,085
Income tax expense            119,640    93,382    40,131    14,874     8,722
Interest charges               85,240    51,551    45,928    23,609    25,135
Interest portion of rental
 expense                        6,372     4,350     2,814     2,307     2,150

Earnings available to cover
   net fixed charges         $390,712  $289,356  $149,069   $63,101   $49,092


Net fixed charges
   Interest charges           $85,240   $51,551   $45,928   $23,609   $25,135
   Interest portion of
    rental expense              6,372     4,350     2,814     2,307     2,150

      Total net fixed         $91,612   $55,901   $48,742   $25,916   $27,285
charges


Ratio of earnings to net         4.26      5.18      3.06      2.43      1.80
fixed charges

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